

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 18, 2020

VIA EMAIL

W. John McGuire
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Re: WisdomTree Trust and WisdomTree Asset Management, Inc.; File No. 812-15129

Dear Mr. McGuire:

By form APP-WD filed with the Securities and Exchange Commission on November 10, 2020, you requested on behalf of applicants, that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Trace W. Rakestraw

Trace W. Rakestraw
Branch Chief
Chief Counsel's Office

cc: Ryan M. Louvar, Esq., WisdomTree
       Joanne Antico, Esq., WisdomTree
       K. Michael Carlton, Esq., Morgan, Lewis & Bockius LLP